October 28, 2019

Andrew Allen
President and Chief Executive Officer
Gritstone Oncology, Inc.
5858 Horton Street, Suite 210
Emeryville, California 94608

       Re: Gritstone Oncology, Inc.
           Registration Statement on Form S-3
           Filed October 15, 2019
           File No. 333-234211

Dear Mr. Allen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed October 15, 2019

Description of Capital Stock
Choice of Forum, page 10

1. We note that the forum selection provision in your amended and restated certificate of incorporation states, and you disclose, that unless you consent in writing, the Court of
       Chancery of the State of Delaware is the exclusive forum for certain litigation, including any "derivative action." However, your amended and restated bylaws states that if the
       Chancery Court does not have jurisdiction, the federal district court for the District of
       Delaware or other state courts of the State of Delaware may serve as an alternative forum.
       Please revise your disclosure to discuss whether your forum selection provisions apply to actions arising under the Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any
 Andrew Allen
Gritstone Oncology, Inc.
October 28, 2019
Page 2
      duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provisions do not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provisions in your governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Exchange Act.
2. You state that your amended and restated certificate of incorporation provides that the
      U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
3. Please expand your disclosure to provide material risks related to the increased costs to investors to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Irene Paik, Attorney
Advisor, at (202) 551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew Allen
                                                            Division of
Corporation Finance
Comapany NameGritstone Oncology, Inc.
                                                            Office of Life
Sciences
October 28, 2019 Page 2
cc:       Brian J. Cuneo
FirstName LastName